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                  Exhibit 6 - Basic and Diluted Loss Per Share

Basic and diluted loss per share have been computed by dividing net loss for the year by the weighted average number of shares issued and outstanding for the year (2000: 3,551,025,000 shares, 2001: 3,561,078,000 shares, 2002:
3,561,078,000 shares).

There are no dilutive potential ordinary shares.